PATH FORWARD AND RESTRUCTURING AGREEMENT

This Agreement is made as of [_____] and shall amend that certain Secured Convertible Debenture dated May 9, 2017 (the “Debenture”) in the principal amount of $[_____] plus the accrued interest thereon by Vivos, Inc (f.k.a. Advanced Medical Isotope Corporation), a Delaware corporation (the Company”) to [_____] (the “Holder”).

The Holder hereby agrees to the following actions on the date herein, (the “Execution Date”) with respect to the Debenture;

1)	The Holder agrees that the outstanding balance of the May 9, 2017 debenture[s] including interest shall automatically convert, at a conversion price of $.004 per share concurrently with a funding of at least $500,000 (the “Qualified Financing).

2)	The conversions shall be into common stock subject to a 4.99% ownership blocker. The additional shares above the 4.99% ownership blocker shall be issued as shares of convertible preferred stock. The common shares issued upon conversion shall be defined as Conversion Shares. If the Qualified Financing occurs at a price of less than $.004, the conversion price shall be reduced to the lower price of the Qualified Financing.

3)	Following the Automatic Conversation, the Conversion Shares shall be freely tradable and not subject to any trading limitation other than the following; the Holder agrees that after the Automatic Conversion to refrain from selling any Conversion Shares below a price of $.02 until the end of 2018. After December 31, 2018, the Holder agrees to limit sales below $.01 to 15% of their remaining stock per month (as calculated on December 31, 2018).

4)	The Company agrees to refrain from implementing a reverse split for at least 6 months from the Automatic Conversion date, unless required as a condition for an investment of at least $3 million, which reverse split, if any, shall be completed concurrently with or following the investment.

5)	Upon signing this Agreement, the Magna, FirstFire and DiamondRock will release, on a pro-rata basis, 500 million reserved shares to the transfer agent.

6)	Following the effective date of this Agreement, the Company may implement, upon two-days notice, a one-time ten trading day market standstill where the Holders agree to refrain from any market activity or conversion activity.

The parties herein acknowledge this Agreement shall become effective upon receipt of the signature of all the debenture holders and the signature of JMJ as the holder of a convertible note issued in November 2017.

IN WITNESS WHEREOF, this Agreement is executed as of the day and year first written above.

Company: Vivos, Inc.

By:
Name:	Mike Korenko
Title:	Chief Executive Officer

Holder: [_____]

By:
Name:
Title: